

October 26, 2011

Via E-Mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:** **Unique Underwriters, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence dated October 11, 2011 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. We note your response to our prior comment 6. Please be aware that your Prospectus Summary should provide a brief summary of your business. Lengthy disclosures regarding your business are more appropriate for your Business section. In that regard, please revise your Prospectus Summary as follows:

    - Remove the paragraph regarding your oversight from your summary as this discussion needs additional disclosure to explain your specific procedures for "making sure" the agents are in compliance with all insurance regulations and such detail is not appropriate for your summary;

    - It appears that the disclosure in the last three paragraphs on page 5 regarding your leads contains the same level of detail as your disclosure in your Business section. Please revise your disclosure in your summary to summarize this information and the fact that these leads represent 36% of your revenue, and leave the specific discussion of the cost of your leads and how you price your leads to your Business section disclosure;

- Remove the membership table on page 6 from your summary; and

- Please remove duplicative disclosure as the first paragraph on page 6 is identical to the last paragraph on page 6 and on pages 5 and 20 where you list the locations you place recruiting ads twice.

Our Products include, page 7

2. We are re-issuing prior comment 11 in part. Please revise your Prospectus Summary to remove the table on page 7 regarding your issuance of shares.

3. If you retain the disclosure regarding your private offerings that precede the table referenced in the immediately preceding comment, please include an appropriate header for this disclosure.

Risk Factors

"Our stock is a penny stock . . .," page 11

4. We note your response to our prior comment 15 and the additional disclosure you have included in this risk factor. However, as noted in our earlier comment, we believe that you should address the relationships you have had with KCM Holdings Corporation and Donald Klein in a separate risk factor. Further, in this risk factor we ask that you elaborate on these relationships. In particular, you should address the following:

- Any past relationships between Mr. Klein and/or KCM Holdings and Messrs. Wolfe or Simpson or any other business they have been affiliated with, whether or not these relationships have since been severed or whether any Messrs. Wolfe or Simpson, or any affiliates thereof, have an equity interest in KCM Holdings;

- Any relationship between you or Messrs. Wolfe or Simpson and any of the other companies listed in the KCM Holdings Corporation portfolio, located at http://kcmholdings.wordpress.com/portfolio/, including KCM Insurance Services, LLC.

- The reasons you believed KCM Holdings Corporation and/or Mr. Klein would be useful as a consultant in connection with your proposed offering and how you became aware of the services they could provide to you in that context;

- The nature and scope of the services you contracted with KCM Holdings to provide, including, but not limited to, whether Mr. Klein ever met with your existing shareholders or potential investors in your private placements to discuss this offering and, if so, the representations he made to them at these meetings; and

- The ways in which KCM Holdings failed to perform its obligations that led you to terminate the agreement, and the date and means by which you notified KCM Holdings and/or Mr. Klein of your intention to terminate.

Description of Business

Business Development, page 18

5. According to the disclosure in other sections of your registration statement and your response to prior comment 17, you were incorporated by Mr. and Mrs. F. Potter, who apparently also served as your initial directors. This contradicts the first sentence of this discussion, which states that Messrs. Wolfe and Simpson incorporated you in July 2009. Please amend your disclosure for consistency. Also, assuming Mr. and Mrs. Potter were in fact your incorporators and initial directors, please explain the reasons why they were chosen for these tasks instead of either of your executive officers. Further, please tell us when Mr. and Mrs. Potter resigned as directors and when your executive officers assumed their current roles. Please confirm that your disclosure throughout the registration statement is consistent, including on pages 17, 18 and 43.

The Business Model, page 19

6. We note your response to prior comment 7. Please clarify whether you have agreements in place with either Senior Advisor Services Inc. or Equita Mortgage Group and, if so, provide us with a detailed analysis that supports your conclusion that you are not substantially dependent on either of these agreements. Alternatively, please file copies of these agreements pursuant to Item 601(b)(10) of Regulation S-K and revise your disclosure to describe the material terms of the agreements.

7. We note that you generate all of your A leads using direct mail. Please also describe, however, how you obtain the age or homeowner status, as applicable, as well as the contact information of the individuals to whom you forward your mailings.

8. We note that here and in your Summary you state that you purchase B leads from Equita Mortgage Group. Please also note wherever applicable in your disclosure that your Chief Executive Officer co-founded Equita Mortgage. Please indicate whether or not Mr. Wolfe receives any financial benefit from the purchase and sale of these leads, including whether or not they are discounted based upon his former relationship with that company and whether Mr. Wolfe has an equity ownership in Equita Mortgage. If Mr. Wolfe has an equity ownership with Equita, please provide us with a detailed analysis which

supports your conclusion that this is not a related party transaction which requires disclosure under Item 404(d) of Regulation S-K.

9. Please disclose in this section the approximate number of active agents and sub-agents as of the most practicable date.

10. You state that the approximate amount of total revenue generated through your relationships with sub-agents is 80%. This is confusing in light of your other disclosure concerning revenue streams of insurance products and sales of leads. Please clarify whether this 80% includes revenues from insurance products through your sub-agents and sales of leads to your sub-agents, or whether this is intended to state that sub-agents represent 80% of the 59% of the total revenue that you receive from the sale of insurance products, or whether this is intended to state something else.

11. If true, please clearly note that you have no agreements with any of your sub-agents and label the commission structure you provide on page 19 as applying only to sub-agents, noting that the categories and commission percentages do not apply to your direct agents who make sales, and that the sub-agents will receive only the portion of the commission that the agent would have received, less the amount paid to the agent.

12. Pursuant to prior comment 21, you revised your Company History, Past Performance of Principals, Competitive Comparison, Fulfillment and Future Services sections on page 20. Accordingly, please delete the prior sections which are still disclosed on pages 23 and 25.

13. Your discussion of your "Competitive Strategy Summary – Mortgage Protection and Final Expense Life Insurance Leads" on page 21 and your "Process by which Leads are Generated" on page 24 are largely duplicative. Please revise these sections to reduce the obvious redundancies.

14. On page 21, please disclose additional information about your oversight procedures, including the methods by which you ensure that your agents comply with applicable insurance regulations and your guidelines, the remedial measures you utilize if you determine an agent is not in compliance, the ratio of agents to mentors and the actual number of mentors you currently have in place.

15. On page 21, please explain whether or not you employ a screening process for those individuals who respond to your advertisements or are otherwise recruited by you, including but not limited to whether or not you perform background checks or conduct interviews.

16. On page 21, you disclose that the average cost for the two day advanced training class called "Boot Camp" is $250, but you do not receive any of this revenue. JD Butcher is the "Boot Camp" director and all proceeds go to him for conducting the class. Please

expand your disclosure regarding JD Butcher throughout the registration statement to disclose that he is your National Training Director and clarify whether he is your employee. Please also disclose whether there is any familial relationship between JD Butcher and Christine Butcher, your Chief Marketing Officer. In addition, please disclose whether you or any of your named executive officers receive any financial or other benefit from your relationship between you and JD Butcher.

17. Please expand your disclosure to further address your process for the sales of B leads, i.e. whether or not you re-sell leads for prospective customers who have been contacted by one of your agents but have declined to purchase a policy from them and the stage at which your practice is to discard a lead and no longer re-sell it.

18. We note that you include the table detailing the membership packages you offer to your agents twice in this discussion. Please either eliminate this table altogether and summarize only the relevant information that is material to your business operations and/or revise the table to provide only the information necessary to explain other fees you may receive from agents other than through the direct purchase of leads.

19. On page 25, please disclose the average duration of your agency agreements.

Notes to Audited Financial Statements

Note 3 – Capital Stock, page 39

20. You disclose on page 14 that you issued shares of common stock on March 1, 2011 at $.001 and $.15. You also disclosed on page 14 that you issued common shares around this date at $.15. Please disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value for all of your common stock issuances in 2010 and 2011. Please also tell us why the fair value of the 65,000,000 of the common stock issued to Samuel Wolfe and Ralph Simpson on March 1, 2011 is identical to the par value of your common stock of $.001. Please also revise your stock-based compensation accounting policy and the notes to your financial statements to provide all of the disclosures required by ASC 718-10-50.

Management, page 43

21. You state in your biographical information that Mr. Wolfe left Equita Mortgage Group in order to start his own independent marketing organization but you also note here that he co-founded Equita Mortgage and you state on page 20 that he was its President and Chief Marketing Officer. Please elaborate on the different relationship Mr. Wolfe has between you and Equita Mortgage, why he felt it necessary to leave Equita Mortgage when he did

Samuel Wolfe
Unique Underwriters, Inc.
October 26, 2011
Page 6

and provide any other relevant information concerning his departure and his decision to form Unique Underwriters.

22. Please also explain the relationship, if any, between either Mr. Wolfe or Mr. Simpson and a limited liability company called Teflon Holdings, LLC.

Executive Compensation, page 44

23. Please revise your disclosure here and on page 14 to describe your oral agreements with Messrs. Wolfe and Simpson for each issuance of 32,500,000 shares of common stock on March 1, 2011. Please also file a summary of your oral agreement which each of these named executive officers. See Item 601(b)(10) of Regulation S-K.

24. Please revise your table to include for each award of stock, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) of Regulation S-K.

25. Please also confirm that the each issuance of shares to Messrs. Wolfe and Simpson have vested as of June 30, 2011. Alternatively, please expand your disclosure to provide the outstanding equity awards at fiscal year-end table required by Item 402(p) of Regulation S-K.

Signatures, page 49

26. The signature page indicates that the registration statement was executed by the same two individuals on two separate dates, October 7 and October 11, 2011. In your next amendment, please indicate that the registration statement was signed on the same date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226